[MSC letterhead]

April 6, 2006

Mr. Bret Johnson Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:                               MSC Industrial Direct Co., Inc. (the “Company”)

Dear Mr. Johnson:

The following sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated March 16, 2006 (File No. 1-14130) (the “Comment Letter”).  For your convenience and to facilitate your review, we have set forth herein the comments contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” refer to the Company.

Form 10-K for the Fiscal Year Ended August 27, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

1.                                       We reference your current analysis of changes in net sales and gross profit.  In future filings, when you indicate that multiple factors have contributed to a change in your results, please quantify the impact of each factor where possible.  Please refer to Item 303(a)(3) of Regulation S-K, including Item 303(a)(3)(iii), and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

As requested, in our Form 10-Q filing for the period ended February 25, 2006 and subsequent filings, where possible and appropriate, we will quantify factors that contributed to the changes in our net sales and gross profits.

Liquidity and Capital Resources, page 27

2.                                       In future filings, please revise your analysis of cash flows to address all periods presented on your consolidated statements of cash flows.  We believe that this analysis provides valuable insight into your liquidity for those same periods and allows your investors to more easily identify trends.  Please refer to Section IV.B. of our Release 33-8350.

As requested, in our 2006 Form 10-K and subsequent filings, our liquidity and capital resources analysis will address all periods presented on our consolidated statement of cash flows.

Controls and Procedures, page 51

3.                                       You indicate “...the Company’s disclosure controls and procedures were effective....to provide reasonable assurance that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.”  In future filings, please revise your disclosure to clarify, if true, that your officers also concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.  Alternatively, your officers may conclude that the Company’s disclosure controls and procedures are “effective” without defining disclosure controls and procedures.

As requested, in our Form 10-Q filing for the period ended February 25, 2006 and subsequent filings, we will revise our Controls and Procedures disclosure to clarify that the Company’s Chief Executive Officer and Chief Financial Officer have concluded that our controls and procedures are effective in ensuring that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

In connection with our response to your comment, we hereby acknowledge that:

•              we are responsible for the adequacy and accuracy of the disclosure in the filings;

•              the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•              we may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments on the enclosed, please call me at (516) 812-1893.

Very truly yours,

/s/ Charles Boehlke

Charles Boehlke
Executive Vice President and
Chief Financial Officer